AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 1995
                                                   REGISTRATION NO. 33-57857
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                 AMENDMENT N0. 1
                                      TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------
                          DURACELL INTERNATIONAL INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                         3692                        06-1240267
(State or other jurisdiction   (Primary Standard Industrial         (I.R.S. Employer
             of                 Classification Code Number)        Identification No.)
      incorporation or
        organization)

                               ------------------

                            BERKSHIRE CORPORATE PARK
                           BETHEL, CONNECTICUT 06801
                                 (203) 796-4000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 GREGG A. DWYER
                      SENIOR VICE PRESIDENT AND SECRETARY
                          DURACELL INTERNATIONAL INC.
                            BERKSHIRE CORPORATE PARK
                           BETHEL, CONNECTICUT 06801
                                 (203) 796-4158

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               ------------------
                                   COPIES TO:

          VINCENT PAGANO, JR., ESQ.                        RAYMOND Y. LIN, ESQ.
         SIMPSON THACHER & BARTLETT                          LATHAM & WATKINS
            425 LEXINGTON AVENUE                             885 THIRD AVENUE
          NEW YORK, NEW YORK 10017                       NEW YORK, NEW YORK 10022
               (212) 455-2000                                 (212) 906-1200

                               ------------------

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This Registration Statement contains two separate prospectuses. The first prospectus relates to a public offering in the United States and Canada of an aggregate of 8,000,000 shares of Common Stock (the "U.S. Offering"). The second prospectus relates to a concurrent offering outside the United States and Canada of an aggregate of 2,000,000 shares of Common Stock (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The prospectuses for the U.S. Offering and International Offering will be identical with the exception of the following alternate pages for the International
Offering: a front cover page, a "Certain U.S. Tax Considerations Applicable to Non-U.S. Holders of the Common Stock" section, an "Underwriting" section and a back cover page. Such alternate pages appear in this Registration Statement immediately following the complete prospectus for the U.S. Offering.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED MARCH 1, 1995

PROSPECTUS
- ----------
                               10,000,000 SHARES
                          DURACELL INTERNATIONAL INC.
                                  COMMON STOCK
                              -------------------

    Of the 10,000,000 shares of Common Stock offered, 8,000,000 shares are being offered hereby in the United States and Canada and 2,000,000 shares are being offered in a concurrent international offering outside the United States and Canada. The price to the public and the aggregate underwriting discount per share are identical for both Offerings. See "Underwriting."

    All 10,000,000 shares of Common Stock offered are being sold by the Selling Stockholders. None of the officers of the Company are selling any shares in the Offerings. The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby. See "Principal and Selling Stockholders."

    The Common Stock is listed on the New York Stock Exchange under the symbol "DUR." On February 28, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange was $41 5/8.

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
       PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                               PRICE TO          UNDERWRITING       PROCEEDS TO
                                                PUBLIC           DISCOUNT(1)   SELLING STOCKHOLDERS
Per Share..................................        $                  $                  $
Total(2)...................................      $                  $                  $

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(2) The Selling Stockholders have granted the U.S. Underwriters and the International Underwriters 30-day options to purchase up to 1,200,000 and 300,000 additional shares of Common Stock, respectively, to cover over-allotments. If these options are exercised in full, the total Price to Public, Underwriting Discount, and Proceeds to Selling Stockholders will be
    $          , $        and $          , respectively. See "Underwriting."

                              -------------------

    The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of
Common Stock will be made in New York, New York on or about March   , 1995.

                              -------------------

MERRILL LYNCH & CO.
           GOLDMAN, SACHS & CO.
                      BEAR, STEARNS & CO. INC.
                                    CS FIRST BOSTON
                                          SALOMON BROTHERS INC

                              -------------------

                 The date of this Prospectus is March   , 1995.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement of which this Prospectus forms a part, as well as reports, proxy statements and other information filed by the Company, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Reports and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents, which have been filed with the Commission, are hereby incorporated by reference:

        1. Annual Report on Form 10-K of the Company for the fiscal year ended June 30, 1994;

        2. Quarterly Reports on Form 10-Q of the Company for the quarterly periods ended October 1, 1994 and December 31, 1994; and

        3. The description of Common Stock contained in the Company's registration statement filed pursuant to the Exchange Act, and any amendment or report filed for the purpose of updating such description.

    All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the completion of the offerings being made hereby, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (other than certain exhibits to such documents). Requests for such documents may be made by writing Duracell International Inc., Berkshire Corporate Park, Bethel, Connecticut 06801 (Attention: Vice President, Investor Relations) or by calling (203) 796-4364.

    IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

    Duracell International Inc. ("Duracell" or the "Company") is the world's leading manufacturer and marketer of high-performance alkaline batteries. DURACELL batteries are sold throughout the world, primarily under the DURACELL(R) trademark. DURACELL is the best-selling alkaline battery brand in the world.

    Duracell has experienced 21 consecutive years of sales increases, due in large part to the expanding market for its principal product, alkaline batteries. In fiscal 1994, Duracell manufactured and sold approximately 2.4 billion alkaline batteries. Management believes that the alkaline segment of the consumer battery market provides significant future growth opportunities. Alkaline batteries represent an estimated 33% of the batteries sold in the consumer markets where Duracell does business, and have steadily increased their share of the consumer battery market.

    Alkaline batteries represent an estimated 85% of the U.S. consumer battery market. The U.S. alkaline battery market continues to grow as a result of the large and growing installed base of battery-powered consumer devices and a continued consumer shift toward alkaline batteries, which provide considerably longer service life than traditional zinc carbon batteries.

    The DURACELL brand is the leading alkaline battery brand in Europe, where alkaline batteries represent only an estimated 50% of the consumer battery market in the combined areas of Western and Eastern Europe (excluding Russia). Management believes that Duracell's strong market share in Western Europe, combined with the opening of markets in Eastern Europe, where Duracell has established offices in Poland, Hungary and the Czech Republic, leaves Duracell well positioned for future growth in Europe.

    The Company has experienced significant growth in Other International Markets, which consist of certain Latin American, South American, Caribbean, Middle East, African, Pacific Rim and various other developing alkaline markets. Over the past several years Duracell has also begun expanding into China and India, two of the world's largest battery markets. These markets, which have a combined annual consumption of about five billion of mostly poor quality zinc carbon batteries, also offer potential for additional significant growth. Entry into these markets has been through majority owned joint ventures which will build manufacturing facilities with construction to commence prior to the end of 1995. Although Duracell has achieved a high alkaline share in numerous countries included in Other International Markets, overall alkaline sales as a percentage of total battery sales (estimated at 15%) is low as compared to zinc carbon battery sales. Management believes that Duracell is well positioned for continued growth in Other International Markets and that these markets have significant potential for continued alkaline penetration.

    Unlike most of its competition, Duracell markets consumer batteries worldwide under a single brand name. Duracell distributes its products through more than 500,000 retail locations, ranging from mass merchandisers to small photo outlets, and supports its sales with extensive advertising and sales promotion campaigns. In addition, Duracell markets lithium batteries, zinc air batteries, and a range of other specialty batteries, including nickel metal hydride rechargeable batteries for use in high-power consumer devices such as laptop computers, cellular phones and other consumer electronic devices.

    As part of its growth strategy, Duracell reviews battery related acquisitions, joint venture opportunities and new battery technologies. Consistent with this approach, Duracell entered the high power rechargeable battery market in August 1992 with a Technical Cooperation Agreement with Toshiba Battery Co., Ltd. and Varta Batterie A.G. for the purpose of engaging in joint research and development of nickel metal hydride rechargeable cells. The agreement has a five year term, and each company has the right to use any technological developments emanating from their joint efforts. In October 1994 affiliates of Duracell, Toshiba and Varta formed a joint venture for the purpose of manufacturing nickel metal hydride cells in the United States. Duracell's and Toshiba's affiliates each hold a 40% interest in the joint venture and Varta's affiliate has a 20% stake. Construction of the manufacturing facility is expected to begin prior to the end of 1995. Duracell also plans to begin manufacturing lithium ion high power rechargeable batteries initially in its Waterbury, Connecticut facility prior to the end of 1996.

    Duracell employs approximately 7,700 people, with 3,700 in North America, 2,200 throughout Europe and 1,800 in Other International Markets. Manufacturing facilities are located in the United States, Canada, Mexico, the United Kingdom and Belgium.

    The Company was organized in 1988 at the direction of the private investment firm of Kohlberg Kravis Roberts & Co., L.P. ("KKR") to acquire Duracell Inc. and its battery-related subsidiaries and affiliates. The shares of the Company's common stock (the "Common Stock") to be sold hereby in the United States and Canada and international offerings (collectively, the "Offerings") are being offered by limited partnerships affiliated with KKR (the "Selling Stockholders"). Following the Offerings, assuming that the Underwriters' over-allotment options are not exercised, approximately 39% of the Company's Common Stock outstanding on a fully diluted basis will be held by the Selling Stockholders.

    The principal executive offices of the Company are located at Berkshire Corporate Park, Bethel, Connecticut 06801; its telephone number is (203) 796-4000. Unless the context indicates otherwise, the terms "Duracell" and the "Company" also include the subsidiaries of the Company.

                              PROCEEDS OF OFFERING

    The Company will not receive any proceeds from the sale of Common Stock offered hereby.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock is listed and traded on the New York Stock Exchange under the symbol "DUR". The number of holders of record of Common Stock at January 28, 1995 was 6,085. The Company paid its initial quarterly cash dividend on the Common Stock in the quarter ended September 1992 at the rate of $.08 per share. Quarterly dividends were subsequently increased as indicated below. The Company expects to continue paying cash dividends with a payout ratio in line with comparable consumer products companies. The future payment of dividends, however, remains subject to the discretion of the Board of Directors and dependent upon the Company's results of operations, financial condition, cash requirements and other relevant factors.

    The following table sets forth the high and low sale prices for the Common Stock for the calendar quarters indicated as reported by the New York Stock Exchange Composite Tape and dividends paid in such quarters.


                                                       HIGH            LOW             DIVIDENDS
                                                       ------------    ------------    ---------
1995:
  First Quarter (through February 28, 1995).........   43 3/4          36 3/4            $ .26*

1994:
  Fourth Quarter....................................   46              40 1/4              .22
  Third Quarter.....................................   47 1/4          39                  .22
  Second Quarter....................................   44 1/4          38 5/8              .22
  First Quarter.....................................   44 1/4          36                  .22

1993:
  Fourth Quarter....................................   37 7/8          32 1/4              .16
  Third Quarter.....................................   38 1/8          28 1/2              .16
  Second Quarter....................................   36              27 1/4              .16
  First Quarter.....................................   36 1/4          29 7/8              .16

- ------------

* Payable on March 20, 1995 to holders of record on March 6, 1995.

    The last reported sale price of the Common Stock on the New York Stock Exchange as of a recent date is set forth on the cover page of this Prospectus.

                            SELECTED FINANCIAL DATA

    Set forth below is selected consolidated financial data of the Company at and for each of the five fiscal years for the period ended June 30, 1994, derived from financial statements of the Company which were audited by Deloitte & Touche LLP, independent auditors. Also set forth below is selected financial data of the Company at and for the six fiscal months ended December 31, 1994 and December 25, 1993 which were derived from unaudited financial statements, which financial statements, in the opinion of management, reflect all adjustments necessary for a fair presentation of such data. The selected financial data for each of the five fiscal years for the period ended June 30, 1994 should be read in conjunction with the more detailed financial information included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994, which is incorporated in this Prospectus by reference.

    Because battery sales are seasonal, the Company's results for the first and second quarters of its fiscal year historically have shown greater sales and profits than those for the second half.

                                             SIX FISCAL MONTHS ENDED               FISCAL YEAR ENDED JUNE 30,
                                           ----------------------------  ----------------------------------------------
                                           DECEMBER 31,   DECEMBER 25,
                                               1994           1993        1994        1993        1992    1991        1990
                                           -------------  -------------  ------   -------------  ------  ------      ------
                                                             (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Revenue..................................  $ 1,222   $      1,098         $1,871    $ 1,742      $1,617  $1,524      $1,335
Operating income before restructuring....      287            255            356        307         285     256         226
Restructuring............................       --             --             --        (65)(1)      --      --          --
Operating income.........................      287            255            356        242         285     256         226
Interest expense.........................       14             16             30         46          80     186         204
Income before extraordinary items and
   accounting change.....................      164            143            200        124(1)(2)   167      41           6
Net income (loss)........................      164            143            200         49(1)(3)   128(4)  (34)(4)       6
Per share data:
 Income before restructuring,
   extraordinary items and accounting
   change................................     1.35           1.21           1.68       1.44        1.43     .50         .08
 Income before extraordinary items
   and accounting change.................     1.35           1.21           1.68       1.04(1)     1.43     .50         .08
 Net income (loss).......................     1.35           1.21           1.68        .41(1)(3)  1.09(4) (.42)(4)     .08
 Dividends...............................      .44            .32            .76        .48          --      --          --
Weighted average shares and share
  equivalents outstanding................      121            119            119        119         117      82          73

                                                                                            JUNE 30,
                                           DECEMBER 31,   DECEMBER 25,   --------------------------------------------------
                                               1994           1993        1994        1993        1992    1991        1990
                                           -------------  -------------  ------   -------------  ------  ------      ------
                                                                          (IN MILLIONS)
BALANCE SHEET DATA:
Total assets.............................  $ 2,454   $      2,157         $2,286    $ 1,998      $2,157  $2,054      $2,111
Working capital..........................      462            295            379        203         216     148         141
Total debt...............................      418            452            406        505         734     923       1,449
Stockholders' equity.....................    1,249          1,116          1,154        982       1,008     716         264


- ------------

(1) During the fiscal year ended June 30, 1993 organizational and manufacturing restructuring actions were taken designed to capitalize on opportunities to create a lower cost structure through functional efficiencies and optimal use of global manufacturing resources. During 1994 the Company began realizing the benefits of the actions taken. In North America, the Company's global manufacturing strategy has been implemented, resulting in providing Latin America and Asia Pacific operating units with lower cost, no added mercury alkaline batteries. Streamlining in Europe resulted in cost savings from the integration of sales, marketing, distribution and administrative functions. The closure of the Brazilian manufacturing facility contributed to the increased profitability of Other International Markets since lower cost product is now sourced from the United States and Europe. The cash outlays and equipment related write-offs related to the restructuring were substantially complete as of June 30, 1994.

(2) Income before extraordinary items and accounting change for the fiscal year ended June 30, 1993 was $171 million before the $47 million after-tax impact of restructuring costs.

(3) Effective in the first quarter of fiscal year 1993, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and recorded a $75 million or $.63 per share after-tax one-time noncash charge for the cumulative effect of adoption.

(4) During the fiscal years ended June 30, 1992 and 1991, the Company recorded extraordinary losses of $39 million, or $.34 per share, and $75 million, or $.92 per share, respectively, related to the Company's subordinated debt repurchase program, which was completed in September 1991.

                               FINANCIAL OVERVIEW

RESULTS OF OPERATIONS

                                                           SIX FISCAL MONTHS ENDED
                                                         ----------------------------          FISCAL YEAR ENDED JUNE 30,
                                                         DECEMBER 31,   DECEMBER 25,   ------------------------------------------
                                                             1994           1993        1994        1993    1992    1991    1990
                                                         -------------  -------------  ------      ------  ------  ------  ------
                                                                     (UNITS/$ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Alkaline unit volume...................................    1,592          1,416         2,437       2,196    1,978   1,842   1,706
Revenue................................................   $1,222         $1,098        $1,871      $1,742   $1,617  $1,524  $1,335
Cost of products sold..................................      413            364           647         640      591     585     522
Advertising and promotion..............................      285            261           428         357      327     305     265
R&D/Engineering........................................       28             25            52          45       36      31      27
Other operating expenses...............................      209            193           388         393      378     347     295
                                                           -----          -----        ------      ------   ------  ------  ------
Operating income before restructuring..................      287            255           356         307(1)   285     256     226
Operating margin before restructuring..................     23.5%          23.2%         19.0%       17.6(1)  17.6%   16.8%   16.9%
Restructuring..........................................       --             --            --          65       --      --      --
                                                           -----          -----        ------      ------   ------  ------  ------
Operating income.......................................      287            255           356         242      285     256     226
Operating margin.......................................     23.5%          23.2%         19.0%       13.9%    17.6%   16.8%   16.9%
Interest expense.......................................       14             16            30          46       80     186     204
Tax expense............................................      106             92           120          59       44      24      13
Effective tax rate.....................................     39.2%          39.1%         37.5%       32.2%    20.9%   36.4%   69.1%
Income before extraordinary items and accounting
change.................................................      164            143           200         124      167      41       6
Earnings per share before restructuring, extraordinary
 items and accounting change...........................     1.35           1.21          1.68        1.44     1.43     .50     .08

- ------------
(1) Operating income before restructuring was reduced $11 million, and operating margin before restructuring was reduced 0.7 percentage points from 18.3%, reflecting the annual operating impact from the adoption of FAS No. 106.

  SIX MONTHS ENDED DECEMBER 31, 1994 VERSUS
  SIX MONTHS ENDED DECEMBER 25, 1993

    Earnings for the six months ended December 31, 1994 were $164 million or $1.35 per share, representing increases of 14% and 12%, respectively, over the prior year period. These improvements resulted from double-digit gains in worldwide alkaline volume (12%), revenue (11%) and operating income (12%). Operating income increased on the strength of alkaline volume driven revenue gains and improved operating leverage, partially offset by higher spending on research and development and geographic expansion. European sales and operating income benefited from positive currency translation. Partially offsetting the operating income growth was higher tax expense, which increased $14 million, primarily as a result of increased pre-tax earnings.

    As used in the following tables, "Performance" excludes the impact of foreign currency translation (i.e., the impact of translating the income statement from local currency into U.S. dollars).

  North America

                                                                         SIX FISCAL MONTHS ENDED
                                                             -----------------------------------------------
                                                                                            % CHANGE
                                                             DEC. 31,    DEC. 25,    -----------------------
                                                               1994        1993      REPORTED    PERFORMANCE
                                                             --------    --------    --------    -----------
                                                                 (UNITS/$ IN
                                                                  MILLIONS)
Alkaline Unit Volume......................................       828         720         15           15
Revenue...................................................    $  681      $  610         12           12
Operating Income..........................................    $  219      $  194         13           13

    Alkaline volume grew as a result of expanded warehouse club distribution and increased demand in the mass merchandiser category. Higher sales reflect alkaline volume growth and increased lithium sales. Operating income rose 13%, driven by higher sales and improved leveraging of non-advertising and promotion operating expenses, partially offset by increased investment in advertising and promotion.

  Europe

                                                                         SIX FISCAL MONTHS ENDED
                                                             -----------------------------------------------
                                                                                            % CHANGE
                                                             DEC. 31,    DEC. 25,    -----------------------
                                                               1994        1993      REPORTED    PERFORMANCE
                                                             --------    --------    --------    -----------
                                                                 (UNITS/$ IN
                                                                  MILLIONS)
Alkaline Unit Volume......................................       398         393          1            1
Revenue...................................................    $  352      $  338          4           (2)
Operating Income..........................................    $   83      $   78          7            1

    Alkaline volume increased 1% as successful promotional activity in Italy, new distribution into Eastern Europe, and the launch of improved alkaline batteries and new environmentally friendly packaging in the United Kingdom were offset by the impact of unfavorable economic conditions, particularly in France and Spain. Excluding favorable currency translation of $22 million, sales decreased 2% due to unfavorable country mix. On a performance basis, operating income grew 1% as the impact of lower sales (excluding favorable currency translation) and increased costs to support new business in Eastern Europe were offset by leveraging of operating expenses.

  Other International Markets

                                                                         SIX FISCAL MONTHS ENDED
                                                             -----------------------------------------------
                                                                                            % CHANGE
                                                             DEC. 31,    DEC. 25,    -----------------------
                                                               1994        1993      REPORTED    PERFORMANCE
                                                             --------    --------    --------    -----------
                                                                 (UNITS/$ IN
                                                                  MILLIONS)
Alkaline Unit Volume......................................       366         304         21           21
Revenue...................................................    $  189      $  150         26           27
Operating Income..........................................    $   30      $   23         31           32

    Expanded distribution throughout Asia (including China), Africa and the Middle East, combined with market and share growth in Mexico, Brazil and Australia, resulted in alkaline volume and sales increases of 21% and 26%, respectively. Leveraging of operating expenses helped operating income grow faster than sales.

  Corporate/Research & Development

                                                                           SIX FISCAL MONTHS ENDED
                                                                          --------------------------
                                                                          DEC. 31,          DEC. 25,
                                                                            1994              1993
                                                                          --------          --------
                                                                               ($ IN MILLIONS)
Operating Expenses.....................................................    $   46            $   40

    Higher spending on research and development related to the Company's high power nickel metal hydride and lithium ion rechargeable batteries, combined with additional goodwill amortization resulting from the Company's settlement with the U.S. Internal Revenue Service (the "IRS") (see "Financial Condition" for further information regarding the IRS settlement) were the principal drivers of the 14% increase in operating expenses.

  Income Tax Expense

    The provision for income taxes increased as a result of higher pre-tax income.

  FISCAL YEAR 1994 VERSUS FISCAL YEAR 1993

  North America

                                                              FISCAL YEAR ENDED
                                                                   JUNE 30,                 % CHANGE
                                                             --------------------    -----------------------
                                                               1994        1993      REPORTED    PERFORMANCE
                                                             --------    --------    --------    -----------
                                                                 (UNITS/$ IN
                                                                  MILLIONS)
Alkaline Unit Volume......................................     1,182       1,036         14           14
Revenue...................................................    $1,009      $  897         13           13
Operating Income:
 Before Restructuring.....................................    $  279      $  234         20           20
 Restructuring............................................        --         (15)        --           --
                                                             --------    --------        --           --
                                                              $  279      $  219         28           28
                                                             --------    --------        --           --
                                                             --------    --------        --           --

    North America's double-digit growth in volume, revenue and operating income was a key driver of Duracell's record year. Alkaline volume growth was driven by strong market and share growth in the mass merchandiser trade class in the United States and distribution gains in the warehouse club market segment. Revenue increased reflecting the higher alkaline volumes and generally higher prices, partially offset by $6 million of unfavorable foreign currency translation in Canada. Higher lithium and nickel metal hydride battery sales were also contributors.

    Operating income (excluding the 1993 restructuring) reflects higher gross profit, primarily volume driven. Operating expense leverage of non-advertising and promotion expenses more than offset the increased investments in advertising and promotion, resulting in operating income growing faster than revenue.

  Europe

                                                              FISCAL YEAR ENDED
                                                                   JUNE 30,                 % CHANGE
                                                             --------------------    -----------------------
                                                               1994        1993      REPORTED    PERFORMANCE
                                                             --------    --------    --------    -----------
                                                                 (UNITS/$ IN
                                                                  MILLIONS)
Alkaline Unit Volume......................................       683         658          4            4
Revenue...................................................    $  576      $  606       (  5)           6
Operating Income:
 Before Restructuring.....................................    $  120      $  121       (  2)          10
 Restructuring............................................        --         (32)        --           --
                                                             --------    --------        --           --
                                                              $  120      $   89         34           55
                                                             --------    --------        --           --
                                                             --------    --------        --           --

    European alkaline volume growth was achieved despite weak economies in key markets and sharp competition. Distribution was added in Hungary and the Czech Republic, which--combined with increased shipments to industrial, military and other battery manufacturers--more than offset the impact of the economic and competitive pressures. Private label in the U.K., which benefited from the economic squeeze on consumers, impacted Duracell's share. Excluding the $61 million impact of unfavorable currency translation, revenue rose 6% due to alkaline volume growth and higher prices partially offset by unfavorable country mix.

    Operating income on a performance basis (excluding the 1993 restructuring and $12 million of unfavorable currency translation) increased 10% as a result of revenue growth, restructuring related savings and leveraging of non-advertising and promotion expenses.

  Other International Markets

                                                              FISCAL YEAR ENDED
                                                                   JUNE 30,                 % CHANGE
                                                             --------------------    -----------------------
                                                               1994        1993      REPORTED    PERFORMANCE
                                                             --------    --------    --------    -----------
                                                                 (UNITS/$ IN
                                                                  MILLIONS)
Alkaline Unit Volume......................................       572         502         14           14
Revenue...................................................    $  287      $  240         20           19
Operating Income:
 Before Restructuring.....................................    $   42      $   33         27           30
 Restructuring............................................        --         (18)        --           --
                                                             --------    --------       ---          ---
                                                              $   42      $   15        179          191
                                                             --------    --------       ---          ---
                                                             --------    --------       ---          ---

    Other International Markets' unit volume improved through expanded distribution and alkaline penetration in Latin America, Africa and the Middle East, as well as increased distribution into China. The growth in Latin America was led by Argentina, Venezuela and Chile. Excluding Brazil and Mexico, where growth was not as healthy, alkaline volume increased 23%. Revenue increased primarily from alkaline volume growth and higher prices.

    Operating income (excluding the 1993 restructuring) increased as a result of higher revenue, closure of the Brazilian manufacturing facility (which resulted in sourcing of lower cost U.S. and European product) and duty reductions in Latin American countries. These benefits were offset by increased advertising and promotion expenses behind the DURACELL brand and higher spending on geographic expansion to support future growth.

  Corporate/Research & Development

                                                                                  FISCAL YEAR
                                                                                     ENDED
                                                                                   JUNE 30,
                                                                                ---------------
                                                                                1994       1993
                                                                                ----       ----
                                                                                ($ IN MILLIONS)
Operating Expenses...........................................................   $ 85       $ 81

    Record investments in research were made to further the development of new high power products, such as nickel metal hydride and lithium ion rechargeable batteries, and to further enhance the performance and quality of DURACELL alkaline batteries.

  Interest Expense

                                                                                  FISCAL YEAR
                                                                                     ENDED
                                                                                   JUNE 30,
                                                                                ---------------
                                                                                1994       1993
                                                                                ----       ----
                                                                                ($ IN MILLIONS)
Interest Expense.............................................................   $ 30       $ 46

    The decrease in interest expense was primarily attributable to debt reductions using excess cash generated from operations after funding all operational needs.

  Income Tax Expense

                                                                                  FISCAL YEAR
                                                                                     ENDED
                                                                                   JUNE 30,
                                                                                ---------------
                                                                                1994       1993
                                                                                ----       ----
                                                                                ($ IN MILLIONS)
Earnings Before Taxes........................................................   $320       $183
Tax Expense..................................................................   $120       $ 59
Effective Tax Rate...........................................................     38%        32%

    Significantly higher tax expense was incurred in 1994 as a result of increased earnings before taxes and a higher effective tax rate. The effective tax rate rose due to the full utilization of U.S. net operating loss carryforwards for book purposes in 1993.

  Restructuring

    During 1994 Duracell began realizing the benefits of the restructuring actions taken in 1993. In North America, the implementation of Duracell's global manufacturing strategy resulted in providing Latin America and Asia Pacific operating units with lower cost, no added mercury alkaline batteries. Streamlining in Europe resulted in cost savings from the integration of sales, marketing, distribution and administrative functions. The closure of the Brazilian manufacturing facility contributed to the increased profitability of Other International Markets since lower cost product is now sourced from the United States and Europe. The cash outlays and equipment-related write-offs related to the restructuring were substantially complete as of June 30, 1994.

FINANCIAL CONDITION

  CASH FLOW

    Following is a summary of Duracell's key cash flow components:

                                          SIX FISCAL MONTHS ENDED
                                        ----------------------------           FISCAL YEAR ENDED JUNE 30,
                                        DECEMBER 31,    DECEMBER 25,    ----------------------------------------
                                            1994            1993        1994    1993     1992     1991     1990
                                        ------------    ------------    ----    -----    -----    -----    -----
                                                                    ($ IN MILLIONS)
Cash provided by operating
activities...........................       $103            $111        $245    $ 297    $ 188    $ 158    $ 130
Capital expenditures.................        (52)            (23)        (69)     (42)     (54)     (38)     (32)
Dividends paid.......................        (52)            (37)        (89)     (55)      --       --       --
Debt increase (reduction)............          5             (55)        (94)    (192)    (244)    (551)    (123)

    Cash provided by operating activities for the six months ended December 31, 1994 was used principally for continued investment in the business through capital expenditures and the payment of dividends. The increase in capital expenditures is expected to continue during fiscal 1995 and over the next several years, when compared to prior years, for capacity expansion, including the construction of new alkaline manufacturing facilities in China and India, efficiencies in the manufacturing process, and investments to manufacture new high power nickel metal hydride and lithium ion rechargeable batteries.

    In August 1992, Duracell, Toshiba Battery Co., Ltd. and Varta Batterie A.G. (the "Alliance members") signed a Technical Cooperation Agreement whereunder they agreed to engage in joint research and development of superior performing, cadmium-free nickel metal hydride rechargeable cells. These cells are used in powering high-power devices with rapidly growing markets, such as laptop computers, cellular phones and other consumer electronic devices. Nickel metal hydride batteries last longer on a single charge than conventional nickel cadmium rechargeable batteries and are environmentally safer. The Agreement has a five year term. Each of the Alliance members has the right to use any technological developments emanating from their joint efforts, as well as the right to license the other members' pre-existing nickel metal hydride technology on commercially reasonable terms. The Alliance members remain in active technical collaboration.

    In October 1994, affiliated companies of the Alliance members formed a joint venture for the purpose of manufacturing nickel metal hydride cells in the United States. Duracell's and Toshiba's affiliates each hold a forty percent (40%) interest in the joint venture and Varta's affiliate has a twenty percent (20%) stake. Mebane, North Carolina has been selected as the site for the joint venture's manufacturing facility and the facility is in the planning stage with construction expected to begin in 1995. The cells made by the joint venture will be sold to the Alliance members and will supplement the parties' cell needs now being satisfied by production at Toshiba's existing nickel metal hydride plant in Japan. The duration of the joint venture is indefinite and Duracell's initial capital contribution is expected to be $20 million, which will be paid into the joint venture over several years beginning in fiscal 1995.

    The Company will rely on cash generated from operations to fund its future working capital and capital expenditure requirements needed to support continued alkaline growth, geographic expansion and investment in high power rechargeable batteries. Funds available from unused bank credit facilities will be used primarily to fund seasonal working capital during the year when receivables and inventories rise to meet operating requirements.

    Taxes paid for the six months ended December 31, 1994 ($36.2 million) have remained low in relation to the tax provision ($105.7 million) as taxable income was shielded by deductions for amortization and depreciation taken earlier for tax purposes than recognized for book purposes, principally in the United States. As of the end of fiscal 1994, the U.S. tax net operating loss carryforward was $130 million. The Company has resolved all issues arising from the IRS's audit of the Company's income tax returns for the years ended June 30, 1988, 1989 and 1990. The settlement was made pursuant to the IRS's Intangibles Settlement Initiative, a program designed by the IRS to allow an early settlement of a large number of pending cases involving acquisitions that included significant intangible assets. The settlement reduced the U.S. net operating loss carryforward for tax purposes at June 30, 1994 from $350 million to approximately $130 million and will impact cash flows principally over three years. Because the settlement relates to deductions claimed in connection with assets acquired by the Company in June 1988, the additional tax that will result from the settlement has been recorded as an increase to both deferred tax liabilities and goodwill of $105 million on the June 30, 1994 balance sheet. The settlement will not have a significant impact on the Company's future earnings.

    Dividends paid for the six months ended December 31, 1994 increased 40% over the prior year period, reflecting the March 1994 dividend increase and the greater number of shares outstanding. On February 23, 1995 the Company announced an 18% increase in its quarterly cash dividend to $.26 per share, payable on March 20, 1995, from the previous $.22 per share.

  LIQUIDITY AND CAPITAL RESOURCES

    As of December 31, 1994, Duracell had $813 million in contractually committed lines of credit from long-term bank credit facilities under which $353 million was outstanding. Commitments under the facilities are used to support commercial paper, of which $218 million was outstanding at December 31, 1994. Duracell's commercial paper program is rated investment grade. Unused borrowing capacity under its principal bank credit facilities at December 31, 1994 was $460 million.

    Duracell utilizes interest rate swaps to reduce the impact on interest expense of fluctuating rates on variable rate debt. Swaps or other financial instruments that are speculative are not permitted. Interest expense reflects the effective interest rate which is fixed through the interest rate swaps. As of December 31, 1994, $150 million of interest rate swaps were outstanding, effectively fixing that amount of variable rate U.S. dollar debt to an average 7.44% fixed rate U.S. dollar debt. No funds under the swap contracts were actually borrowed or are to be repaid. The Company is subject to market risk to the extent that interest rates on the swapped portion of the outstanding debt decrease below 7.44%. The fair value of interest rate swaps as of December 31, 1994 was favorable $3.1 million. These swaps mature on various dates beginning November 1998 and ending May 1999. The counterparties in these swaps are commercial banks having an investment grade credit rating.

    Duracell is exposed to risk from fluctuating prices for commodities used in the manufacture of batteries. Some of this risk is hedged through commodity swaps executed over the counter with commercial banks. Duracell utilizes commodity swaps to effectively fix the price the Company will pay for the commodity over the life of the swap. Swaps or other financial instruments that are speculative are not permitted. Costs of products sold reflects the commodity cost including the effects of the commodity swaps. As of December 31, 1994, $17 million of commodity swaps were outstanding, all maturing within two years from the contract date. The maturity of the contracts is intended to correlate to the actual purchases of the commodity. The Company is subject to market risk to the extent that commodity prices decrease below the contract prices. The fair value of commodity swaps as of December 31, 1994 was favorable $1.8 million. This fair value has been deferred, and will be reflected in the cost of the commodity as it is actually purchased. The counterparties in these swaps are commercial banks having an investment grade credit rating.

    International operations accounted for approximately one-half of Duracell's revenue and operating income in 1994. It is Duracell's policy to reduce cash flow volatility due to foreign exchange fluctuations. Accordingly, the Company closely monitors its foreign currency cash flow transactions and executes forward contracts to reduce its foreign exchange exposures. Duracell does not hedge foreign currency translation or foreign currency net assets or liabilities unless such net amounts are expected to be remitted in the form of dividends or payment of intercompany loans. Duracell also does not speculate in foreign currencies. As of December 31, 1994, forward exchange contracts outstanding totaled $116 million and mature within one year from the contract dates. Contract maturities are intended to approximate the actual timing of settlement of foreign currency commitments. Gains and losses from these contracts are included in income, except for those contracts which hedge existing and identified future foreign currency firm third party commitments.

    As of December 31, 1994 the fair value of forward contracts was favorable $5.0 million. Of this fair value, $0.3 million arose from forward contracts related to anticipated intercompany transactions, and is reflected in income as such contracts do not qualify for hedge accounting. The remaining fair value of $4.7 million has been deferred, and will be included in the value of the related foreign currency transactions as they occur.

    In September 1994, Duracell Inc. (the Company's U.S. operating subsidiary) entered into an Administrative Order By Consent with the U.S. Environmental Protection Agency ("EPA") whereunder in December 1994 Duracell submitted to the EPA a plan for a complete remedial investigation and feasibility study relating to mercury and volatile organic compounds contamination at the Company's Lexington, North Carolina manufacturing site. The Company has also agreed to implement such plan following the EPA's approval of it. Comprehensive remediation actions have taken place at the Lexington site over the past ten years, but some additional remediation work is proposed in the plan submitted to the EPA. As of December 31, 1994, Duracell estimates that future investigatory and remediation costs will be approximately $6 million, the cost of which the Company has fully reserved. The Company believes that the amount reserved is sufficient to remediate the property; however, the final remediation plan has not been agreed to by the EPA. The Company believes that if additional remedial work is required by the EPA beyond the work planned by the Company, such additional remediation would not likely exceed an additional $6 million.

  FINANCIAL STRATEGY

    After fully funding investments in its core business and key strategic initiatives, and maintaining the capital structure necessary to sustain an investment grade credit rating, Duracell returned a portion of cash flow to shareholders by paying cash dividends of $89 million, or $.76 per common share, during the fiscal year ended June 30, 1994. This return amounted to 44% of income before extraordinary items and accounting changes compared with 31% in 1993 (excluding restructuring). For the six months ended December 31, 1994 Duracell paid $51.8 million, or $.44 per share, compared to $37.1 million, or $.32 per share, for the six months ended December 25, 1993. On February 23, 1995 Duracell announced an 18% increase in its quarterly cash dividend to $.26 per share from the previous $.22 per share. Duracell expects to continue paying cash dividends with a payout ratio in line with comparable consumer product companies.

    During December 1994 the Company repurchased 441,400 shares of its common stock in open market purchases at a total cost of $18.4 million. During January 1995 the Company repurchased an additional 558,600 shares in open market purchases at a total cost of $22.8 million. Future excess cash may be used to repurchase shares of Duracell's common stock depending upon prevailing market conditions. The Company has the authorization to purchase up to 3,000,000 shares of its common stock reflecting the original 4,000,000 share authorization by the Board of Directors less the 1,000,000 shares purchased through January 1995.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    All of the shares of Common Stock being offered hereby are being sold by the Selling Stockholders.

    The following table sets forth certain information regarding the beneficial ownership of Common Stock as of January 28, 1995, assuming the exercise of all options exercisable on, or within 60 days of, such date, and as adjusted to give effect to the Offerings (assuming the Underwriters' overallotment options are not exercised) by (i) each director, (ii) the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company during fiscal 1994, (iii) all executive officers and directors as a group and
(iv) the Company's principal stockholders, including the Selling Stockholders. Other than as set forth in the table below, there are no persons known to the Company to beneficially own more than 5% of the Common Stock.

                                                   BEFORE OFFERINGS              AFTER OFFERINGS
                                               -------------------------    -------------------------
                                                  FULLY                        FULLY
NAME                                             DILUTED      PERCENTAGE      DILUTED      PERCENTAGE
- --------------------------------------------   -----------    ----------    -----------    ----------
KKR Associates(1)
  9 West 57th Street
  New York, New York 10019..................    57,200,000       47.33%      47,200,000       39.05%
Charles R. Perrin(2)........................       579,256        0.48%         579,256        0.48%
Charles E. Kiernan(3).......................       140,850        0.12%         140,850        0.12%
G. Wade Lewis...............................        71,918          (8)          71,918          (8)
C. Robert Kidder(4).........................       470,733        0.39%         470,733        0.39%
Robert M. Kavner............................         1,500          (8)           1,500          (8)
Paula Stern.................................         1,500          (8)           1,500          (8)
Scott M. Stuart(1)..........................         5,000          (8)           5,000          (8)
Henry R. Kravis(1)(5).......................            --          --               --          --
Paul E. Raether(1)(6).......................            --          --               --          --
George R. Roberts(1)(7).....................            --          --               --          --
Christophe Ripert...........................        18,750          (8)          18,750          (8)
All directors and executive officers as a
  group (19 persons)........................     1,652,825        1.37%       1,652,825        1.37%

- -------------------

(1) Shares of Common Stock shown as owned by KKR Associates are owned of record by limited partnerships affiliated with KKR (the "Common Stock Partnerships") of which KKR Associates is the sole general partner and as to which it possesses sole voting and investment power. Messrs. Kravis, Raether, Roberts and Stuart (all of whom are directors of the Company) and Saul A. Fox, Edward A. Gilhuly, Perry Golkin, James H. Greene, Jr., Robert
    I. MacDonnell, Michael W. Michelson, Clifton S. Robbins and Michael T. Tokarz, as the general partners of KKR Associates, may be deemed to share beneficial ownership of such shares. Each of these individuals disclaims beneficial ownership of any shares shown as owned by KKR Associates.

(2) A private foundation established by Mr. Perrin owns 100,000 shares. Mr. Perrin has disclaimed beneficial ownership of these shares.

(3) A trust for the benefit of Mr. Kiernan's family owns 44,503 shares. Mr. Kiernan has disclaimed beneficial ownership of these shares.

(4) A trust for the benefit of members of Mr. Kidder's family owns 43,000 shares. Mr. Kidder has disclaimed beneficial ownership of these shares.

(5) A trust for the benefit of members of Mr. Kravis's family owns 50,000 shares. Mr. Kravis has disclaimed beneficial ownership of these shares.

(6) A trust for the benefit of members of Mr. Raether's family owns 50,000 shares. Mr. Raether has disclaimed beneficial ownership of these shares.

(7) A private foundation established by Mr. Roberts owns 70,000 shares. Mr. Roberts has disclaimed beneficial ownership of these shares.

(8) Less than 0.1%.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $.01 per share, and 100,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock").

COMMON STOCK

    As of February 23, 1995, 116,915,880 shares of Common Stock were issued and outstanding, and 9,415,485 shares were issuable upon exercise of outstanding stock options.

    Each share of Common Stock is entitled to one vote at all meetings of stockholders of the Company for the election of directors and all other matters submitted to stockholder vote. The Common Stock does not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of Common Stock can elect all the directors if they choose to do so. Dividends may be paid to the holders of Common Stock when, as and if declared by the Board of Directors of the Company out of funds legally available therefor. The Common Stock has no preemptive or similar rights. Holders of Common Stock are not liable to further call or assessment. Upon the liquidation, dissolution or winding up of the affairs of the Company, any assets remaining after provision for payment of creditors would be distributed pro rata among holders of Common Stock.

    The Restated Certificate of Incorporation of the Company provides that, except under certain circumstances, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director. That provision does not exonerate the directors from liability under federal securities laws, and has no effect on any non-monetary remedies that may be available to the Company or its stockholders. The By-laws of the Company provide for indemnification of the officers and directors of the Company to the full extent permitted by applicable law.

    The Company's By-laws provide for additional notice requirements for stockholder nominations and proposals at annual or special meetings of the Company. At annual meetings, stockholders will be entitled to submit nominations for directors or other proposals only upon written notice to the Company at least 60 days prior to the annual meeting.

    First Chicago Trust Company of New York is the Registrar and the Transfer Agent for the Common Stock.

PREFERRED STOCK

    The Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of authorized Preferred Stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors of the Company has not authorized any series of Preferred Stock and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.

                                  UNDERWRITING

    The U.S. Underwriters named below (the "U.S. Underwriters"), acting through their U.S. representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Bear, Stearns & Co. Inc., CS First Boston Corporation, and Salomon Brothers Inc (the "U.S. Representatives"), have severally agreed, subject to the terms and conditions of a U.S. Purchase Agreement with the Selling Stockholders and the Company (the "U.S. Purchase Agreement"), to purchase from the Selling Stockholders the aggregate number of shares of Common Stock set forth opposite their respective names below. The U.S. Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters may be increased as set forth in the U.S. Purchase Agreement.

                                                                NUMBER OF
           U.S. UNDERWRITERS                                     SHARES
- -------------------------------------------------------------   ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated....................................
Goldman, Sachs & Co. ........................................
Bear, Stearns & Co. Inc. ....................................
CS First Boston Corporation..................................
Salomon Brothers Inc.........................................










                                                                ---------
Total........................................................   8,000,000
                                                                ---------
                                                                ---------

    The Selling Stockholders have also entered into a purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States (the "International Underwriters" and, together with the U.S. Underwriters, the "Underwriters"), for whom Merrill Lynch International
Limited, Goldman Sachs International, Bear, Stearns International Limited, CS First Boston Limited and Salomon Brothers International Limited are acting as representatives (the "International Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 8,000,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Selling Stockholders have agreed to sell to the International Underwriters, and the International Underwriters have severally agreed to purchase, an aggregate of 2,000,000 shares of Common Stock. Under certain circumstances under the International Purchase Agreement, the commitments of non-defaulting International Underwriters may be increased. The initial public offering price per share and the total underwriting discount per share are identical under the U.S. Purchase
Agreement and the International Purchase Agreement.

    The U.S. Underwriters and the International Underwriters have entered into an Intersyndicate Agreement which provides for the coordination of their activities. The Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession.

    The Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to 1,200,000 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. If the U.S. Underwriters exercise this option, each of the U.S. Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares as the number of shares of Common Stock to be purchased by that U.S. Underwriter shown in the foregoing table bears to the 8,000,000 shares of Common Stock initially offered hereby.

    The Selling Stockholders have granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to 300,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

    The U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $   per share. The U.S. Underwriters may allow, and such dealers may reallow,
a discount not in excess of $   per share on sales to certain other dealers.
After the initial public offering of the Common Stock, the public offering price, concession and discount may be changed.

    The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities which may be incurred in connection with the offering of the Common Stock and the exercise of the over-allotment options, including liabilities under the Securities Act.

    Without the consent of Merrill Lynch & Co., as representative of the U.S. Underwriters, each of the Company, the Selling Stockholders, and the executive officers of the Company have agreed not to, for a period of 90 days, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares. The foregoing agreements are subject to certain exceptions.

    Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States persons or to persons they believe intend to resell to persons who are non-United States persons, and the International Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to United States persons or to persons they believe intend to resell to United States persons, except in each case for transactions pursuant to such agreement.

                                 LEGAL MATTERS

    The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York, and certain legal matters will be passed upon for the Underwriters by Latham & Watkins, New York, New York. Certain partners of Latham & Watkins and Simpson Thacher & Bartlett, members of their respective families, related persons and others have an indirect interest, through limited partnerships, in less than 1% of the Common Stock in the case of each firm. Such persons do not have the power to vote or dispose of such shares of Common Stock. Latham & Watkins renders legal services to KKR on a regular basis and renders certain legal services to the Company.

                                    EXPERTS

    The Company's consolidated financial statements and related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended June 30, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----

Available Information.................     2
Incorporation of Certain Information
  by Reference........................     2
The Company...........................     3
Proceeds of Offering..................     4
Price Range of Common Stock and
Dividend Policy.......................     4
Selected Financial Data...............     5
Financial Overview....................     6
Principal and Selling Stockholders....    13
Description of Capital Stock..........    14
Underwriting..........................    15
Legal Matters.........................    16
Experts...............................    17

                               10,000,000 SHARES

                                    DURACELL
                               INTERNATIONAL INC.

                                  COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------


                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                            BEAR, STEARNS & CO. INC.
                                CS FIRST BOSTON
                              SALOMON BROTHERS INC

                                 MARCH   , 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                     [ALTERNATE]

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED MARCH 1, 1995

PROSPECTUS
- ----------
                               10,000,000 SHARES
                          DURACELL INTERNATIONAL INC.
                                  COMMON STOCK
                              -------------------

    Of the 10,000,000 shares of Common Stock offered, 2,000,000 shares are being offered hereby in an international offering outside the United States and Canada and 8,000,000 shares are being offered in a concurrent offering in the United States and Canada. The price to the public and the aggregate underwriting discount per share are identical for both Offerings. See "Underwriting."

    All 10,000,000 shares of Common Stock offered are being sold by the Selling Stockholders. None of the officers of the Company are selling any shares in the Offerings. The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby. See "Principal and Selling Stockholders."

    The Common Stock is listed on the New York Stock Exchange under the symbol "DUR." On February 28, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange was $41 5/8.

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
       PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                               PRICE TO          UNDERWRITING       PROCEEDS TO
                                                PUBLIC           DISCOUNT(1)   SELLING STOCKHOLDERS
Per Share..................................        $                  $                  $
Total(2)...................................      $                  $                  $

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."
(2) The Selling Stockholders have granted the International Underwriters and the U.S. Underwriters 30-day options to purchase up to 300,000 and 1,200,000 additional shares of Common Stock, respectively, to cover over-allotments. If these options are exercised in full, the total Price to Public, Underwriting Discount, and Proceeds to Selling Stockholders will be
    $          , $        and $          , respectively. See "Underwriting."
                              -------------------

    The shares of Common Stock are being offered by the several Underwriters subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of
Common Stock will be made in New York, New York on or about March   , 1995.

                              -------------------

MERRILL LYNCH INTERNATIONAL LIMITED
        GOLDMAN SACHS INTERNATIONAL
                 BEAR, STEARNS INTERNATIONAL LIMITED
                          CS FIRST BOSTON
                               SALOMON BROTHERS INTERNATIONAL LIMITED

                              -------------------

                 The date of this Prospectus is March   , 1995.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                            [Alternate Tax Section for International Prospectus]

                 CERTAIN U.S. TAX CONSIDERATIONS APPLICABLE TO
                      NON-U.S. HOLDERS OF THE COMMON STOCK

    The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust (a "non-U.S. holder"). This discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position and does not deal with U.S. state and local or non-U.S. tax consequences. Furthermore, the following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder, and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change, possibly with retroactive effect. Each prospective non-U.S. holder is urged to consult a tax advisor with respect to the U.S. federal tax consequences of holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.


    An individual may, among other ways, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.


    Dividends. Dividends paid to a non-U.S. holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates, and are not generally subject to withholding. Any such effectively connected dividends received by a foreign corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.


    Dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under proposed U.S. Treasury regulations, not currently in effect, however, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Currently certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption.

    A non-U.S. holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.


    Gain on Disposition of Common Stock. A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States or, if a tax treaty applies, attributable to a permanent establishment maintained by the non-U.S. holder, (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes. The Company has not been, is not and does not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. If an individual non-U.S. holder falls under clause (i) above, he or she will be taxed on his or her net gain derived from the sale at regular graduated U.S. federal income tax rates. If an individual non-U.S. holder falls under clause (ii) above, he or she will be subject to a flat 30% tax on the gain derived from the sale which may be offset by U.S. capital losses. If a non-U.S. holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain at regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, or at such lower rate as may be specified by an applicable income tax treaty.

                            [Alternate Tax Section for International Prospectus]

    Federal Estate Taxes. Common Stock owned or treated as owned by a non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

    U.S. Information Reporting Requirements and Backup Withholding Tax. The Company must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

    Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the U.S. information reporting requirements) will generally not apply to dividends paid to a non-U.S. holder at an address outside the United States unless the payer has knowledge that the payee is a U.S. person.

    In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock to or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption.

    Payment to or through a U.S. office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder, or otherwise establishes an exemption.


    Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the U.S. Internal Revenue Service.

    The backup withholding and information reporting rules are currently under review by the U.S. Treasury Department and their application to the Common Stock could be changed by future regulations.

                   [Alternate Underwriting Section for International Prospectus]

                                  UNDERWRITING

    The International Underwriters named below (the "International Underwriters"), acting through their International representatives, Merrill Lynch International Limited, Goldman Sachs International, Bear, Stearns International Limited, CS First Boston Limited and Salomon Brothers International Limited (the "International Representatives"), have severally agreed, subject to the terms and conditions of an International Purchase Agreement with the Selling Stockholders and the Company (the "International Purchase Agreement"), to purchase from the Selling Stockholders the aggregate number of shares of Common Stock set forth opposite their respective names below. The International Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of non-defaulting International Underwriters may be increased as set forth in the International Purchase Agreement.



                                                                          NUMBER OF
           INTERNATIONAL UNDERWRITERS                                      SHARES
- -----------------------------------------------------------------------   ---------
Merrill Lynch International Limited....................................
Goldman Sachs International ...........................................
Bear, Stearns International Limited....................................
CS First Boston Limited................................................
Salomon Brothers International Limited.................................









                                                                          ---------
           Total.......................................................   2,000,000
                                                                          ---------
                                                                          ---------

    The Selling Stockholders have also entered into a purchase agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States (the "U.S. Underwriters" and, together with the International Underwriters, the "Underwriters"), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Bear, Stearns & Co. Inc., CS First Boston Corporation and Salomon Brothers Inc are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 2,000,000 shares of Common Stock to the International Underwriters pursuant to the International Purchase Agreement, the Selling Stockholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase, an aggregate of 8,000,000 shares of Common Stock. Under certain circumstances under the U.S. Purchase Agreement, the commitments of non-defaulting U.S. Underwriters may be increased. The initial public offering price per share and the total underwriting discount per share are identical under the International Purchase Agreement and the U.S. Purchase Agreement.


    The International Underwriters and the U.S. Underwriters have entered into an Intersyndicate Agreement which provides for the coordination of their activities. The Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession.

    The Selling Stockholders have granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to 300,000 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. If the International Underwriters exercise this option, each of the International Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares as the number of shares of Common Stock to be purchased by that International Underwriter shown in the foregoing table bears to the 2,000,000 shares of Common Stock initially offered hereby.

    The Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to 1,200,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Underwriters.

                   [Alternate Underwriting Section for International Prospectus]

    The International Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $ per share. The International Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share on sales to certain other dealers. After the initial public offering of the Common Stock, the public offering price, concession and discount may be changed.

    The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities which may be incurred in connection with the offering of the Common Stock and the exercise of the over-allotment options, including liabilities under the Securities Act.

    Without the consent of Merrill Lynch & Co. as representative of the U.S. Underwriters, each of the Company, the Selling Stockholders and the executive officers of the Company have agreed not to, for a period of 90 days, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares. The foregoing agreements are subject to certain exceptions.

    Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States persons or to persons they believe intend to resell to persons who are non-United States persons, and the International Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to United States persons or to persons they believe intend to resell to United States persons, except in each case for transactions pursuant to such agreement.


    Each International Underwriter has agreed that (i) it has not offered or sold and will not offer or sell in the United Kingdom, by means of any document, any shares of Common Stock offered hereby other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Common Stock to a person who is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or to whom the document may otherwise be lawfully issued or passed on.


    Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

                                 LEGAL MATTERS

    The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York, and certain legal matters will be passed upon for the Underwriters by Latham & Watkins, New York, New York. Certain partners of Latham & Watkins and Simpson Thacher & Bartlett, members of their respective families, related persons and others have an indirect interest, through limited partnerships, in less than 1% of the Common Stock in the case of each firm. Such persons do not have the power to vote or dispose of such shares of Common Stock. Latham & Watkins renders legal services to KKR on a regular basis and renders certain legal services to the Company.

                                    EXPERTS

    The Company's consolidated financial statements and related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended June 30, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                                                       ALTERNATE

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR AN UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information.................     2
Incorporation of Certain Information
  by Reference........................     2
The Company...........................     3
Proceeds of Offering..................     4
Price Range of Common Stock and
Dividend Policy.......................     4
Selected Financial Data...............     5
Financial Overview....................     6
Principal and Selling Stockholders....    13
Description of Capital Stock..........    14
Certain U.S. Tax Considerations
  Applicable to Non-U.S. Holders of
  the Common Stock....................    15
Underwriting..........................    17
Legal Matters.........................    18
Experts...............................    18

                               10,000,000 SHARES

                                    DURACELL
                               INTERNATIONAL INC.

                                  COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                                 MERRILL LYNCH
                             INTERNATIONAL LIMITED
                                 GOLDMAN SACHS
                                 INTERNATIONAL
                                 BEAR, STEARNS
                             INTERNATIONAL LIMITED
                                CS FIRST BOSTON
                               SALOMON BROTHERS
                             INTERNATIONAL LIMITED

                                 MARCH   , 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Registration Fee...........................................   $   166,801
NASD Filing Fee............................................        30,500
Printing and Engraving Expenses............................       150,000
Legal Fees and Expenses....................................       100,000
Accounting Fees and Expenses...............................        75,000
Blue Sky Fees and Expenses.................................        15,000
Miscellaneous..............................................         7,699
                                                              -----------
Total......................................................   $   545,000
                                                              -----------
                                                              -----------

    All of such expenses will be paid by the Company.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company is a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

    Reference also is made to Section 145 of the DGCL, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

    The Restated Certificate of Incorporation of the Company provides that except under certain circumstances, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director. Article IV of the By-laws of the Company provides for indemnification of the officers and directors of the Company to the full extent permitted by applicable law.

ITEM 16. EXHIBITS


EXHIBIT
  NO.        DESCRIPTION
- -------   ----------------------------------------------------------------------
   1.1    --Proposed form of U.S. Purchase Agreement.
   1.2    --Proposed form of International Purchase Agreement.
  *5.1    --Opinion of Simpson Thacher & Bartlett regarding the
            legality of the shares of
            Common Stock being registered.
  23.1    --Consent of Deloitte & Touche LLP.
 *23.2    --Consent of Simpson Thacher & Bartlett (included in their opinion filed as Exhibit
            5.1).
  24.1    --Powers of Attorney (previously filed except for powers of attorney of Mr. Kavner and Ms. Stern which are filed herewith).

- ------------

* Previously filed.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The registrant hereby undertakes:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK ON
MARCH 1, 1995.

                                          DURACELL INTERNATIONAL INC.

                                          By /s/ ROBERT A. BURGHOLZER, JR.
                                             ...................................

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS
AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON MARCH 1, 1995.

              SIGNATURES                                       TITLE
- --------------------------------------  ---------------------------------------------------

                *                       Chairman of the Board, Chief Executive Officer and
......................................    Director
          Charles R. Perrin
                *                       President, Chief Operating Officer and Director
......................................
          Charles E. Kiernan

                *                       Senior Vice President, Finance, Chief Financial
......................................    Officer and Director
            G. Wade Lewis

     /s/ ROBERT A. BURGHOLZER, JR.      Vice President and Controller
......................................
      Robert A. Burgholzer, Jr.

                *                       Director
......................................
           C. Robert Kidder

                *                       Director
......................................
           Henry R. Kravis

                *                       Director
......................................
           Paul E. Raether

                *                       Director
......................................
          George R. Roberts

                *                       Director
......................................
           Scott M. Stuart
                *
......................................  Director
           Robert M. Kavner
                *
......................................  Director
             Paula Stern

*By: /s/ ROBERT A. BURGHOLZER, JR.
    ..................................
           Attorney-in-fact

                               INDEX TO EXHIBITS


                                                                                   SEQUENTIAL PAGE
EXHIBITS                                                                                NUMBER
- -------                                                                            ----------------
   1.1    --Proposed form of U.S. Purchase Agreement............................
   1.2    --Proposed form of International Purchase Agreement...................
  23.1    --Consent of Deloitte & Touche LLP....................................
  24.1    --Powers of Attorney..................................................